Mail Stop 03-06

May 2, 2005



David D. Johnson
Vice President and CFO
Sypris Solutions, Inc.
101 Bullitt Lane, Suite 450
Louisville, Kentucky  40222


Re:	Sypris Solutions, Inc.
	Form 10-K for the year ended December 31, 2004
      File No. 000-24020

Dear Mr. Johnson:


	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant




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